HUNTER MARITIME ACQUISITION CORP.
 c/o MI Management Company
Trust Company Complex, Suite 206, Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands, MH96960

SUPPLEMENT TO THE PROXY MATERIALS
FOR THE SPECIAL SHAREHOLDER MEETING
 TO BE HELD ON OCTOBER 31, 2018

This supplement (the "Supplement") to the proxy statement (the "Proxy Statement"), dated October 5, 2018, relates to the meeting of shareholders (the "Special Meeting") of Hunter Maritime Acquisition Corp. ("we", "us", "our", the "Company" or "Hunter") to be held at 10:00 a.m., Eastern Time, on Wednesday, October 31, 2018 at the offices of Hunter's counsel, Seward & Kissel LLP, located at One Battery Park Plaza, New York, NY 10004. Terms used but not defined in this Supplement have the meanings ascribed to them in the Proxy Statement.

The purpose of this Supplement is to amend and supplement the information contained in the Proxy Statement regarding the purchase price per share in the Extension Tender Offer that is running concurrently with this proxy solicitation through which we are offering shareholders an opportunity to redeem their Public Shares for a pro-rata portion of our Trust Account in the event our shareholders approve the Extension Amendment and the IMTA Amendment.

The Withdrawal Amount and The IMTA Amendment Proposal
We have increased the purchase price per Class A common share in the Extension Tender Offer (the "Purchase Price") from $10.00 per Class A common share to $10.125 per Class A common share. The Purchase Price of $10.125 is equal to $153,627,637.50, the aggregate amount that will be on deposit in the Trust Account as of the closing of the Extension Tender Offer, which aggregate amount will be comprised of (i) the proceeds from our IPO, net of taxes payable and interest that has been withdrawn for working capital, and (ii) funds we intend to deposit into the Trust Account prior to the closing or termination of the Extension Tender Offer, in an amount necessary to make the total amount on deposit in the Trust Account as of the closing of the Extension Tender Offer $153,627,637.50 (the "Purchase Price Contribution"), divided by the total number of outstanding Class A common shares sold as part of the units in our IPO. The Purchase Price Contribution will be funded by a combination of our cash-on-hand held outside the Trust Account and, if necessary, a loan to us from our Sponsor.
Accordingly, the occurrence of the text "$10.00" in relation to the pro rata share of the Trust Account at the closing of the Extension Tender Offer is hereby amended to read "$10.125."
As a result in the increased Purchase Price in the Extension Offer, all occurrences of the text "$141,173,100" in relation to the Withdrawal Amount in the Proxy Statement (including the proxy card enclosed therewith) are hereby amended to read "$143,502,637.50".
In addition, each occurrence of the text "April 23, 2018" (including in Annex A to the Proxy Statement) is hereby amended to read "April 23, 2019".
The Monthly Extension Contribution
The disclosure under the heading "The Extension Amendment Proposal" in Proxy Statement, as well as any other applicable section of the Proxy Statement, is also supplemented to add that, if the Extension Amendment proposal and the IMTA Amendment proposal are approved at the Special Meeting and the Extension Tender Offer is completed, our Sponsor, or persons on its behalf, has agreed to contribute to us $0.03 for each Public Share that is not purchased in the Extension Tender Offer for each calendar month commencing on November 23, 2018 (the day by which we are currently required to complete our initial business combination) until the Extended Date, or such earlier date that we complete our initial business combination (the "Monthly Extension Contribution"). We will deposit the amount of the Monthly Extension Contribution in the Trust Account within five (5) business days of the beginning of each such calendar month, with respect to the previous such calendar month, commencing on December 23, 2018 and on the 23rd day of each subsequent month up to and including the Extended Date. Accordingly, if the Extension is approved and the Extension Tender Offer is completed, and assuming we take the full period of the Extension to complete an initial business combination, the redemption amount per share in the Second Tender Offer or in the event of our liquidation will be approximately $10.275 per share, in comparison to the Purchase Price of $10.125 per share in the Extension Tender Offer. The aggregate amount of the Monthly Extension Contribution will be repayable by us to our Sponsor if we complete an initial business combination. The Monthly Extension Contribution is conditioned on the completion of the Extension. The Monthly Extension Contribution will not occur if the Extension is not approved or the Extension Tender Offer is not completed.

Questions and Answers About the Special Meeting and the Proposals

The Proxy Statement is hereby amended to delete the answer to the question  "If the Extension Amendment proposal and the IMTA Amendment proposal are approved, what happens next?" under the heading "Questions and Answers About the Special Meeting and the Proposals"in  its entirety and to add the following answer:

"If the Extension Amendment proposal and the IMTA Amendment proposal are approved and the Extension Tender Offer is completed by November 23, 2018, we intend to consummate the NCF Merger, or another business combination in the event that the NCF Merger is not consummated, and conduct redemptions of Class A common shares for cash pursuant to the Second Tender Offer as soon as possible, but no later than April 23, 2019. The Extension Amendment will not become effective unless the Extension Tender Offer is completed by November 23, 2018.

Upon approval of at least two-thirds of our common shares outstanding as of the Record Date for the Special Meeting, and following the completion of the Extension Tender Offer, we will file an amendment to the charter with the Office of the Registrar of Corporations of the Republic of the Marshall Islands in the form set forth in Annex A hereto. We will remain a reporting company under the Exchange Act and our units, common stock and warrants will remain publicly traded.

If the Extension Amendment proposal and the IMTA Amendment proposal are approved by shareholders, the removal of the Withdrawal Amount from the Trust Account will reduce the amount remaining in the Trust Account and increase the percentage of our common shares held by our Sponsor as a result of its ownership of the Class B common shares."

The Proxy Statement is hereby amended to delete the answer to the question  "What will happen if either of the Amendment Proposals are not approved?" under the heading "Questions and Answers About the Special Meeting and the Proposals"in  its entirety and to add the following answer:

"In the event that either of the Amendment Proposals are not approved, Hunter will terminate the Extension Tender Offer and, as promptly as reasonably possible after November 23, 2018, but not more than ten business days thereafter, distribute the aggregate amount then on deposit in the Trust Account, in an amount expected to be equal to approximately $10.125 per Class A common share, pro rata to its public shareholders by way of redemption and cease all operations except for the purposes of making such distributions and winding up of its affairs. Any redemption of Public Shares from the Trust Account shall be effected automatically by function of the Charter prior to any voluntary winding up. If Hunter is required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to its public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Business Corporations Act. In that case, investors may be forced to wait beyond November 23, 2018 before the redemption proceeds of the Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account."

The Proxy Statement is hereby amended to add the following question and answer under the heading "Questions and Answers About the Special Meeting and the Proposals":

"Q.	What happens if the Extension Tender Offer is not completed?
A.
If the Extension Tender Offer is not completed by November 23, 2018, including as a result of more than 14,173,100 shares being tendered in the Extension Tender Offer, the Extension Amendment will not become effective.  In such event, Hunter will, as promptly as reasonably possible after November 23, 2018, but not more than ten business days thereafter, distribute the aggregate amount then on deposit in the Trust Account, in an amount expected to be equal to approximately $10.125 per Class A common share, pro rata to its public shareholders by way of redemption and cease all operations except for the purposes of making such distributions and winding up of its affairs. Any redemption of Public Shares from the Trust Account shall be effected automatically by function of the Charter prior to any voluntary winding up. If Hunter is required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to its public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Business Corporations Act. In that case, investors may be forced to wait beyond November 23, 2018 before the redemption proceeds of the Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account."

The Proxy Statement is hereby amended to delete the section "The Extension Amendment Proposal— Effect of Failure of the Extension Amendment" in its entirety and to replace it with the following:

"Effect of Failure of the Extension Amendment

If the Extension Amendment is not approved, Hunter will, as promptly as reasonably possible after November 23, 2018, but not more than ten business days thereafter, distribute the aggregate amount then on deposit in the Trust Account (net of taxes payable), in an amount expected to be equal to approximately $10.125 per Class A common share, pro rata to the public shareholders by way of redemption, and cease all operations except for the purposes of winding up of our affairs, as further described herein. This redemption of public shareholders from the Trust Account shall be done automatically by function of our Charter and prior to any voluntary winding up.

If Hunter is required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to holders of the Public Shares, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Business Corporations Act. In that case, investors may be forced to wait beyond April 23, 2019 (assuming the Extension Amendment is approved) before the redemption proceeds of our Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account. Hunter's Sponsor has waived its rights to participate in any liquidation distribution with respect to their Class B common shares. There will be no distribution from the Trust Account with respect to our warrants, which will expire worthless."

The Proxy Statement is hereby amended to delete the first paragraphy of the section "Liquidation of the Trust Account" in its entirety and to replace it with the following:

"If either of the Amendment Proposals is not approved or the Extension Tender Offer is not consummated by November 23, 2018, we (i) will terminate the Extension Tender Offer, (i) cease all operations except for the purpose of winding up, (iii) as promptly as reasonably possible after November 23, 2018, but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including investment earnings (less up to $100,000 of investment earnings to pay dissolution expenses and net of taxes payable and any amounts released to us to fund working capital requirements), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidation distributions, if any), and (iv) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii), to our obligations under Marshall Islands law to provide for claims of creditors and the requirements of other applicable law."

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This Supplement should be read together with the matters set forth in the Proxy Statement. In additions, shareholders are urged to review the Extension Tender Offer materials, including the Offer to Purchase, as may be supplemented or amended,  and Letter of Transmittal, and other related documents that Hunter has or will distribute to its shareholders as such materials contain important information about the Extension Tender Offer.

If you have already returned a validly executed proxy card, your votes will be recorded unless you submit a subsequent proxy or otherwise revoke your prior proxy prior to the special meeting. If your warrants or shares are held in "street name" you may revoke any prior vote or proxy by following the telephone and/or Internet voting procedures provided to you by your bank or broker until 11:59 P.M. Eastern Time on the day before the Special Meeting.
If you have any questions or need assistance voting your shares or if you would like additional copies of the proxy materials or if you have questions about the Extension Amendment or the IMTA Amendment or all proposals to be presented at the Special Meeting, or the Extension Tender Offer you should contact Hunter's proxy solicitation agent and Information Agent at the following address and telephone number:

Morrow Sodali LLC
470 West Avenue, Stamford, Connecticut 06902
Telephone: (800) 662-5200
Banks and brokerage firms: (203) 658-9400
 HUNT.info@morrowsodali.com